

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402



March 13, 2002

Anthony J. Horan
Corporate Secretary
Office of the Secretary
J.P. Morgan Chase & Co.
270 Park Avenue
Floor 35
New York, NY 10017-2070

Re: J.P. Morgan Chase & Co.
Incoming letter dated January 2, 2002

Dear Mr. Horan:

This is in response to your letter dated January 2, 2002 concerning the shareholder proposal submitted to J.P. Morgan Chase by John Jennings Crapo. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn
Associate Director (Legal)

Enclosures

cc: John Jennings Crapo
P.O. Box 400151
Cambridge, MA 02140-0002



Anthony J. Horan
Corporate Secretary
Office of the Secretary

January 2, 2002


SEC MAIL PROCESSING
RECEIVED
JAN 0 4 2002
167
WASH. D.C. SECTION

Division of Corporate Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549

Re: Omission of Stockholder Proposal by J.P. Morgan Chase & Co.
Pursuant to Rule 14a-8: John Jennings Crapo

Ladies and Gentlemen:

On behalf of J.P. Morgan Chase & Co. (the Company), a Delaware corporation, and pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended, I hereby notify the Securities and Exchange Commission that the Company intends to omit from its notice of meeting, proxy statement and form of proxy (the Proxy Materials) for its 2002 Annual Meeting of Stockholders a proposal and supporting statement submitted to the Company by John Jennings Crapo dated September 29, 2001 (the Proposal).

The Company intends to omit the Proposal in accordance with Rule 14a-8(b)(1) and Rule 14a-8(d).

Our 2002 Annual Meeting of Stockholders is scheduled to be held on May 21, 2002 and we currently intend to mail to stockholders definitive proxy materials for the meeting on or about March 25, 2002. Accordingly, this filing complies with Rule 14a-8(j)(1). I am the Secretary of the Company. To the extent that the position taken by the Company is based on matters of law, this letter also constitutes the opinion of counsel required by Rule 14a-8(j)(2)(iii).

Pursuant to Rule 14a-8(j)(2) enclosed are:

(1) Seven copies of this letter which is the statement of the reasons why the Company considers the omission to be proper;

J.P. Morgan Chase & Co. • 270 Park Avenue, Floor 35, New York, NY 10017-2070
Telephone: 212 270 7122 • Facsimile: 212 270 4240

(2) Six copies of the proposal dated September 29, 2001 and received by the Company on October 2, 2001, together with the supporting statement (the Proposal) (Exhibit A);

(3) Six copies of my acknowledgment of receipt of the Proposal dated October 12, 2001 on behalf of the Company citing deficiencies relating to the Proposal (Exhibit B);

(4) Six copies of Mr. Crapo's response dated October 13, 2001, which did not cure the deficiencies cited in the above aforementioned letter dated October 12, 2001 (Exhibit C); and

(5) Six copies of my letter to Mr. Crapo dated November 2, 2001 notifying him that the deficiencies had not been cured (Exhibit D).

We are simultaneously providing Mr. Crapo a copy of this letter and notifying Mr. Crapo of our intention to omit the Proposal from our Proxy Materials, in accordance with Rule 14a-8(j).

Please date stamp one copy of this letter and return it to my attention in the envelope enclosed.

I. Basis for Omission of Proposal: Rule 14a-8(b)(1)

A. Proponent had held shares of the company for less than one year by the date the proposal was submitted.

Rule 14a-8(b)(1) provides that a stockholder submitting a proposal for inclusion in a registrant's proxy statement at the time a proposal is submitted must be a record or beneficial owner of at least 1% or $2,000 in market value of securities entitled to be voted at the meeting and have held such securities for at least one year. Mr. Crapo does not meet the eligibility requirements of Rule 14a-8(b)(1) for the following reasons:

On December 31, 2000, J.P. Morgan & Co. Incorporated (heritage Morgan) merged with and into The Chase Manhattan Corporation (heritage Chase). As a result of this merger (the Merger), heritage Chase has continued its legal existence under the name J.P. Morgan Chase & Co. As of the effective time of the Merger, Mr. Crapo became entitled to exchange each share of heritage Morgan that he was then holding for 3.7 shares of the Company, the continuing corporation. All of this was thoroughly described in the Joint Proxy Statement-Prospectus dated November 21, 2000 for the special meeting of the stockholders of both corporations held on December 22, 2000.

Eligibility for including proposals in the proxy statement of a continuing corporation following a merger is determined solely by a stockholder's stock ownership in the continuing corporation, which in this case is the Company, formerly known as The Chase Manhattan Corporation. According to the copies of Mr. Crapo's brokerage account statements, which comprise a part of Exhibit C, Mr. Crapo was not a stockholder of The Chase Manhattan Corporation prior to the Merger. Accordingly, he will not have owned voting stock of the Company for one year until December 31, 2001, one year from the effective time of the Merger. The cutoff for receipt of stockholder proposals for inclusion in our 2002 Proxy Statement was November 30, 2001.

No-action letters from the SEC Staff have consistently affirmed that for purposes of satisfying the one year stock ownership requirement for eligibility to submit a stockholder proposal under Rule 14a-8(b)(1), a former stockholder of a corporation that is merged out of existence does not become a stockholder of the continuing corporation until the merger date. The rationale for such position is that the transaction in which each stockholder acquires shares of the continuing corporation constitutes a separate sale and purchase of securities for federal securities laws purposes. See: *Exelon Corporation (available March 15, 2001)*; *Applied Power, Inc. (available October 4, 1999); First Chicago NBD Bancorp. Inc. (available January 10, 1997).*

B. Proponent was advised of and failed to cure deficiencies in accordance with Rule 14a-8(f)(1).

Rule 14a-8(f)(1) permits a company to exclude a proposal by a proponent who has failed to provide evidence to the company that the proponent meets the eligibility requirement of Rule 14a-8(b)(1) if the company notifies the proponent within 14 days following the company's receipt of the proposal that such documentation must be received by the company within 14 days of the proponent's receipt of the deficiency notice.

(1) On October 2, 2001, the Company received the Proposal. (Exhibit A)

(2) On October 12, 2001, Mr. Crapo was advised by the Company, within 14 days of our receipt of the Proposal, that he was required to submit proof of ownership of the Company stock satisfying the eligibility requirements of Rule 14a-8(b)(1) and that the Proposal exceeded the maximum number of words permitted under Rule 14a-8(d). (Exhibit B)

(3) On October 13, 2001, Mr. Crapo submitted brokerage statements indicating that his position in the Company common stock had been received at the time of the Merger in exchange for shares of heritage Morgan. The letter accompanying the brokerage statements states that the Proposal complies with the maximum number of words permitted by the Proxy Rules. (Exhibit C)

(4) On November 2, 2001, the Company notified Mr. Crapo that the deficiencies noted earlier had not been cured and that we intended to exclude it from the Proxy Materials. (Exhibit D)

II. Additional Basis for Omission of Proposal: Rule 14a-8(d)

A. The Proposal exceeds 500 words.

Rule 14a-8(d) requires a proposal and the supporting statement to be no more than 500 words in length. The Proposal, including the letter appended to the Proposal as a part of the supporting statement, exceeds 500 words.

B. Proponent was notified of and failed to cure the deficiency in accordance with Rule 14a-8(f)(1).

Rule 14a-8(f)(1) permits a company to exclude a proposal that exceeds the maximum word limitation provided that the proponent is notified of the deficiency within 14 days of the company's receipt of the proposal and fails to cure the deficiency within 14 days of receipt of the deficiency notice. As noted above, Mr. Crapo was notified within 14 days of our receipt of the Proposal that the Proposal exceeded the 500-word limit. (Exhibit B). Mr. Crapo did not acknowledge, and has failed to cure, the deficiency as of the date hereof. (Exhibit C).

The SEC Staff has confirmed that a proposal together with a supporting statement may be excluded from a company's proxy materials if the company has notified the proponent of the deficiency and the proponent has failed to cure within the prescribed timeframe. See: *Northrup Grumman Corporation (available March 17, 2000); Minnesota Mining and Manufacturing Company (available February 27, 2000).*

For the reasons set forth above, the Company respectfully requests the Staff to advise that it will not recommend enforcement action if Mr. Crapo's proposal is omitted from the Proxy Materials for the 2002 Annual Meeting of Stockholders of the Company. Should the Staff not agree with our conclusions or require any additional information in support or clarification of our position, please contact me prior to issuing your response. Your consideration is appreciated.

Very truly yours,

[signature]

AJH:dc
cc: Mr. John Jennings Crapo
Jeremiah Thomas, Esq.

Exhibit A

JOHN JENNINGS CRAPO
PO BOX 400151
CAMBRIDGE MA 02140-0002

VIA CERTIFIED MAIL # 7001 1940 0001 5096 2795 RETURN RCPT REQUESTED PLEASE

SEPT 29th 2001

PLUS COPY OF MY TWO (02) Page letter to the U.S. Securities AND Exchange Commission

J.P. MORGAN CHASE & CO SECRETARY'S OFC
SECY MR ANTHONY J. HORAN, ESQUIRE
270 PARK AVENUE
NEW YORK City NY
10017-2070

Dear Mr/Ms/Mrs SECRETARY

RE SHAREHOLDER PROPOSAL FOR PRESENTATION AT NXT MEETING OF SHAREHOLDERS

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JP MORGAN CHASE AND CO AND PROXIES MEETING HAS ASSEMBLED ANNUAL MEETING OF SHAREHOLDERS FOR INCLUSION TOO IN the PROXY MEETING OF SAID MEETING PLEASE INCLUDE ACCOMPANY SUPPORTING STATEMENT IN PROXY STATEMENT |

I'M the OWNER OF 144 Common Shares YOUR CORPORATION (JPM) WHICH I've OWNed IN A Street account Over ONE (01) Year WHICH I Plan to OWN UNTIL the Close OF YOUR Next ANNUAL Meeting OF JPM Stockholders

J.P. MORGAN CHASE AND CO
WHICH I PLAN TO ATTEND
AND PRESENT the Sharehold-
er PROPOSAL IN EVENT
You've QUESTIONS OF ME OR
other Comments Please ASK
them OF me by letter to me
at MY PO Box ADDRESS.

SHAREHOLDER PROPOSAL

SHAREHOLDERS AND PROXIES
MEETING IN ANNUAL MEETING
OF SHAREHOLDERS AND PROXIES
RESPECTFULLY RECOMMEND
OUR BOARD OF DIRECTORS ("Board")
PUBLISH IN OUR PROXY STATE-
MENT OF THE NEXT ANNU-
AL MEETING OF ASSEMBLED

J.P. Morgan CHASE AND CO
SHAREHOLDERS OF JPM
THE UNDATED LETTER to
MR JOHN CRAPO WHICH
BRIEFLY IS AS FOLLOWS
CONDENSED

ATTENTION PLEASE BOARD
DEAR DIRECTORS

"I ANTICIPATE THE SURPRISE
THIS BRINGS YOU... REST AS-
SURED IT COMES WITH MY
BEST. YOUR ADDRESS WAS
AT THE COURTESY OF THE
WORLD TRADE CENTER, SEPT
ELEVENTH YEAR 2001 I
SOLICIT YOUR UNDERSTAND-
ING... IT WILL BE BENEFICIAL

Please to next page

CRAPO Pro Se 29 SEP 2001
P. FIVE (05) OF ELEVEN (11) pages

TO ALL INVOLVED

"MY FATHER BECAME SUCCESSOR TO MY NATION'S GOVERNOR GENERAL. WE BECAME A REPUBLIC. THE GREAT WHITE EUROPEAN WOMAN, MOST GRACIOUS QUEEN, REGNANT EMANCIPATED US. MY PEOPLE HAD BEEN EXPLOITED BY NEAR EASTERN AND OTHER EUROPEANS BEFORE QUEEN ELIZABETH'S CHIEF EXECUTIVE SHIP. MANY WERE SOLD INTO SLAVERY. MY DAD DIED IN THE LATE 1990'S; HE'D BEEN MY PRESIDENT UNTIL the MID 1980'S

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"The PROMINENT PHYSICIAN WHO SOUGHT THE SOURCE OF THE WATER WAS HERE. YOU KNOW ~~TO~~ OF THE "ISLE OF CLOVES," TOO.

"I WAS STUDYING ACCROSS THE OCEANS WHEN THE FORMER PRESIDENT DIED. WE ARE POOR. LIFE EXPECTENCY FOR MEN IS 43.5 YEARS OF AGE ("YOA"). FOR WOMEN 48.54 YOA

"INSPITE MY FATHERLAND'S POVERTY MY Former PRESIDENT ACCUMULATED A PRINCELY ESTATE BY THIRD WORLD STANDARDS. HE'D USED HIS PRESIDENT'S JOB TO UNITE

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"TWO (02) FORMER UNITED NATIONS TRUST DOMINIONS PROVIDING FOR ELECTED PARLIAMENT BUT PERMITTING THE FORMER ISLE SULTANATE WITH LOCAL AUTONOMY... I RETURNED FOR THE FORMER RULER'S FUNERAL AND FOUND HE'D LEFT ME A KINGLY SUM.- PLEASE PRESENT THIS LETTER TO STOCKHOLDERS, ASKING THEY GIVE ME SOUND ADVICE."

WE REQUEST OUR BOARD CONVENE A SPECIAL MEETING OF STOCKHOLDERS AND PROXIES TO DISCUSS THE UNEDITTED LETTER AND SEND THE "SON" A REPORT VIA

\ P. EIGHT (08)

APPRORIATE DELIVERY SERVICE RETURN RECEIPT REQUESTED As to shareholder/PROXY ACTION

SUPRORTING STATEMENT

COPY the letter UNEDITTED HAS BEEN APPENDED this to this Stockholder PROPOSAL VIA CERTIFIED MAIL RETURN RECEIPT REQUESTED PLEASE SERVICE TO JPM # 7001 1940 0001 5096 2795

PRINCE PURPORTS to BE A "STRANGER" COULD HRH BE A FORMER DEAN CHRISTOPHER COLUMBUS LANGDELL EMPLOYEE WHO SAID HE WAS AT HARVARD UNIVERSITY FINISHING HIS

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Doctor OF JURIDENTIAL SCIENCE WORK HAVING FULLY TRAINED AS A FRENCH LAWYER. MY SUS-PECT SAID he WAS trained too IN BRITISH LAWYERING. He SAID CASES IN HIS FATHER-LAND PROCEED UNDER FRENCH OR BRITISH COURT PROCEDURE AND ON ULTIMATE APPEAL to THE QUEEN'S Justice. IT'S IN accordance With BRITISH PRO-CEDURES OUT OF TROPICS AND NORTH OF EQUATOR

I WISH I KNEW MORE ABOUT the SUSPECT. HIS COMMENTS WERE ORAL. HE ALLEDGED Child REARING IS BY GRAND-PARENTS. IN DUE COURSE SUSPECT SAID

HE WOULD FATHER From INFANT-CY HIS GRANDCHILDREN I AM AN HARVARD UNIVERSITY LAW SCHOOL FIRED FILE CLERK. PRESUMING THE WORLD TRADE CENTER IN QUESTION DOESN'T HAVE PEOPLE LYING ON FLOOR OF IT'S SUB-WAY BASEMENT IT'S NOT THE ONE MADE INFAMOUS SEPT 11 th 2001. I AM a NON PRACTISING NON M.S. IN S.S. L.C.S.W.

x x x x x x x x x x x x x x

Sincerely

(MR) John Jennings Crapo

Enclosures ONE (4 PP)

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52

CRAPO Stckholdr 29 Sept 2001

P. 11 (eleven) of ELEVEN (11) Pages

with ENCLOSUres

C.C. TO USA SECURITIES AND EXCHANGE COMMISSION DIVISION OF CORPORATION FIN DIV CHF CNSL VIA CERTIFIED MAIL RETURN RCPT REQUESTED PLEASE

JJC / jjC "Theme from THE APARTMENT" WJIB AM. 4:43 PM SEPT 28 2001 Reading ZANZIBAR, SUltanate OF MUSCAT AND OMAN LAKE Victoria INTER ALIA to 5:18PM SEPT 29 2001 → to 2:58 A.M. then to 5:40 AM 11:20 AM + NAT'L Public Radio 12:22 PM NOTICE (WBUR) re: Kingdom of TONGA - a STRANGER cheated it's Ruler allegedly

Now 3:30 PM Sept 29 2001 More time this AND EXPENSE BEFORE I POST

P.S. I enclose xtra for you. Mr LAVANCHY spell Extra that way so that's how I spell it too. Now 3:36 P.M. 'xtra 65 NUMBER DOCUMENT Five (05)

JOHN J. CRAPO Document one (OF FOUR) TO J P MORGAN Documents CHASE & CO Sent 29 2001 JJClII

PRINCE JOSEPH NYERERE (JNR)
JOHANNESBURG, SOUTH AFRICA
TEL: 27 73 195 9562
FAX: 27 11 318 3835

ATTN: DIRECTOR /C.E.O.

Dear Sir,

I do foresee the surprise this letter will bring to you as it comes from a stranger. But rest assured as it comes with best of intentions. However, your address was courtesy of a business journal at the World Trade Center in Johannesburg. But after due consideration from your profile, I became aware and assured of your creditability of handling this trust and my future. Thus, after my humble decision to solicit for your understanding and co-operation in this transaction, as it will be beneficial to all of us involved.

My name is Joseph Nyerere, from Tanzania. I am the son of the Late President of Tanzania Julius Nyerere, who died about two years ago. My father used his position then to make for Him and us some fortune. My father died after a protracted illness. I was studying overseas When my father died and I was forced to return for the funeral. His attorney notified me and my family about my father's will with his chambers. When I was going through the will, I discovered that my late father had deposited consignment containing money with a private security company here in Johannesburg, Republic of South Africa. He deposited this consignment as valuables. The security company does not know that this consignment contains Cash money, except the attorney and me. The amount is **Twenty-Five Million United States Dollars (US 25 MILLION)**. However, my aim of contacting you is to help me and take this sum into your nominated account in your country or any other part of the world. Secondly, you will also help me look for a profitable investment overseas because I don't have knowledge of International investments. As a result of my present situation, I won't be able to conclude this transaction alone.

If you are interested in helping me out, try and contact me with the above fax or phone numbers Indicating your interest to help me, not forgetting to include your private phone and fax numbers For easier communication. I will then furnish you with more details. I have mutually agreed to Compensate course of the transaction. Then the remaining 75% will remain for my family and Me, who you will help us invest.

Be informed that this transaction need utmost trust and confidentiality. Note also that the transaction attracts no risk on your side hence all the modalities for safe, smooth and successful I have arranged transaction. Looking forward to receiving your urgent reply. God Bless.

PRINCE JOSEPH NYERERE (JNR)
EMAIL ADD: princejosephjnr@yahoo.com

01 - 09 - 2001

TO J.P. MORGAN CHASE Document TWO (02) OF FOUR (04) DOCUMENTS
SEPT 29 2001 JJC/
JJC

PRINCE JOSEPH NYERERE (JNR)
JOHANNESBURG, SOUTH AFRICA
TEL: 27 73 195 9562
FAX: 27 11 318 3835

ATTN: DIRECTOR /C.E.O.

Dear Sir,

I do foresee the surprise this letter will bring to you as it comes from a stranger. But rest assured as it comes with best of intentions. However, your address was courtesy of a business journal at the World Trade Center in Johannesburg. But after due consideration from your profile, I became aware and assured of your creditability of handling this trust and my future. Thus, after my humble decision to solicit for your understanding and co-operation in this transaction, as it will be beneficial to all of us involved.

My name is Joseph Nyerere, from Tanzania. I am the son of the Late President of Tanzania Julius Nyerere, who died about two years ago. My father used his position then to make for Him and us some fortune. My father died after a protracted illness. I was studying overseas When my father died and I was forced to return for the funeral. His attorney notified me and my family about my father's will with his chambers. When I was going through the will, I discovered that my late father had deposited consignment-containing money with a private security company here in Johannesburg, Republic of South Africa. He deposited this consignment as valuables. The security company does not know that this consignment contains Cash money, except the attorney and me. The amount is **Twenty-Five Million United States Dollars (US 25 MILLION).** However, my aim of contacting you is to help me and take this sum into your nominated account in your country or any other part of the world. Secondly, you will also help me look for a profitable investment overseas because I don't have knowledge of International investments. As a result of my present situation, I won't be able to conclude this transaction alone.

If you are interested in helping me out, try and contact me with the above fax or phone numbers Indicating your interest to help me, not forgetting to include your private phone and fax numbers For easier communication. I will then furnish you with more details. I have mutually agreed to Compensate course of the transaction. Then the remaining 75% will remain for my family and Me, who you will help us invest.

Be informed that this transaction need utmost trust and confidentiality, Note also that the transaction attracts no risk on your side hence all the modalities for safe, smooth and successful I have arranged transaction. Looking forward to receiving your urgent reply. God Bless.

PRINCE JOSEPH NYERERE (JNR)
EMAIL ADD: princejosephjnr@yahoo.com

01 - 09 - 2001


South Africa
20c
South Africa standard postage
South Africa standard postage
John J.
10 Agassiz
Cam. MA
U SA.
3:33 AM
Sept 27
2001

TO J. P. MORGAN CHASE OF FOUR (04)
DOCUMENTS SEPT 29, 2001 DOCUMENT
THREE (03) JJC / JJC

TO J.P. MORGAN CHASE
DOCUMENT FOUR (04) Sent
29 2001 OF FOUR (04) DOCUM-
ENTS JJC/JJC

Seal Easi
DL BANKER

to J P MORGAN chase & Co. INC
Sept 29/30/ 2001
John J. Crapo
my xtra Documents# FIVE (05) JJC/jjc

THANK YOU FOR CHOOSING
DUNKIN DONUTS!
AT PORTER SQUARE
John J. Crapo Pro Se
09/30/01 7:12AM 000002
#8457 SERV.0020002

COMBO #2	$3.95
MD HOT COFFEE	
SAND W-MEAT COMB	
MDSE ST	$3.95
SEN DISC	-10.00% -0.40
MDSE ST	$3.55
TAX1	$0.20
***TOTAL	$3.75
CASH	$20.00
CHANGE	$16.25

Kinko's (617) 973-9000
2 Center Plaza
Boston MA 02108
J. J. Crapo Pro Se

QTY/LIST	DISC	PRICE	AMOUNT
1 STATIONERY DESIGN PKGD PAPER			
12.95	0.00	12.95	12.95

SUB 12.95 TX 0.65 TOT 13.60
CASH 20.00
CHG 6.40

CW 141 TR 341640 RG 2 09/30/01 08:28
Visit us @ http://www.kinkos.com

GARCIA, JOSE, ...BUSSER-DINING ROOM
09/29/01 5:53p -12:03a

TIME CARD 09/30/01 00:03:26
GARCIA, JOSE 15

Day	In	Out	Position		Hours
Tuesday, 09/25	6:06p	10:17p	BUSSER	-DINING	4.18
Wednesday, 09/26	6:05p	11:34p	BUSSER	-DINING	5.48
Thursday, 09/27	6:00p	11:49p	BUSSER	-DINING	5.81
Friday, 09/28	6:01p	11:55p	BUSSER	-DINING	5.90
Saturday, 09/29	5:53p	12:03a	BUSSER	-DINING	6.16
					27.55

JOHN J. CRAPO, PRO SE, A.A., A.B.E.
NON PRACTISING LCSW, NON M.S. IN
S.S., NON JUR. D., NON A.M. IN
GOVT ______________________
PO BOX 400151
CAMBRIDGE MA 02140-0002

VIA CERTIFIED MAIL # 7001 1940 0001 5096 8995 RETURN RCPT REQUESTED

SEPT 29 YEAR 2001

PLUS COURTESY COPY MY SHAREHOLDER PROPOSAL TO J.P. MORGAN CHASE AND COMPANY

PLEASE THE
U.S. SECURITIES AND EXCHANGE COMMISSION
DIVISION OF CORPORATION FINANCE DIVISION
CHIEF COUNSEL
450 5TH ST NW
WASHINGTON DC 20549

DEAR GENTLEMEN AND LADIES

→ TO PAGE TWO (02)

CRAPO to USA SEC
SEPT 29 2001
PAGE TWO(02) OF TWO(02) PAGES

ENCLOSED IS COPY MY letter with enclosures (Fifteen pages) OF my SUBMISSION OF my Shareholder Proposal to J.P. MORGAN CHASE & CO OF SEPT 29 2001 For Considera-TION At Said Corporation's Next ANNUAL Meeting OF Shareholders WHICH I Call to YOUR attention

COPY this letter I Send Via Certified Mail # 7001 1940 0001 5096 2795 Return Rcpt REQUESTED Please to SAID CORPORATION

SINCERELY
John Jennings Crapo

C.C. Via Certified Mail Return Rcpt REQUESTED # 7001 1940 0001 5096 2795 J.P. MORGAN CHASE & CO
JJC/jjc 3:15 PM

JOHN JENNINGS CRAPO. STOCKHOLDER
PO BOX 400151
CAMBRIDGE MA 02140-0002

UNITED STATES POSTAL SERVICE

0000

U.S. POSTAGE
PAID
BOSTON, MA
02205
SEP 30. '01
AMOUNT

$4.63
00017715-96

RETURN RCPT REQUESTED
PLEASE

To: J.P. MORGAN CHASE & CO
SECRETARY'S OFC SEC
MR ANTHONY J. HORAN
270 PARK AVE
NEW YORK NY 10017-2070

eady Post

Exhibit B

JPMorganChase

Anthony J. Horan
Corporate Secretary
Office of the Secretary

October 12, 2001

Mr. John Jennings Crapo
P.O. Box 400151
Cambridge Ma 02140-0002

Dear Mr. Crapo:

This is to acknowledge receipt of your letter dated September 29, 2001 and received in my office on October 2, 2001, whereby you advise that you intend to submit a stockholder proposal for consideration at J.P. Morgan Chase & Co.'s Annual Meeting of Stockholders in 2002.

We have reviewed your letter and bring to your attention the following deficiencies regarding eligibility in accordance with Rule 14a-8 of the Securities and Exchange Commission (SEC):

1. You did not provide proof of ownership in the stock of J.P. Morgan Chase & Co. (JPM). According to the SEC rule you must have continuously held at least $2,000 in market value in the stock of JPM for at least one year previous to the date you submitted this proposal. Effective December 31, 2000, J.P. Morgan & Co. Incorporated merged with and into The Chase Manhattan Corporation, which changed its name to J.P. Morgan Chase & Co. Therefore, to be eligible to submit a proposal, you must have been an owner of the stock of The Chase Manhattan Corporation, now known as J.P. Morgan Chase & Co., since October 2000. You must provide a brokerage statement or letter from your broker acknowledging that you have owned this stock for at least one year.

2. Your proposal and accompanying supporting statement, with appended letter, exceeds the 500 word limit. Please revise accordingly.

SEC Rule 14a-8(f) requires that you correct the above deficiencies within 14 calendar days from the date of receipt of this letter. If you do not correct the deficiencies we cite, your proposal will be excluded from our proxy statement. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you receive this notification.

Very truly yours,

[signature]

J.P. Morgan Chase & Co. • 270 Park Avenue, Floor 35, New York, NY 10017-2070
Telephone: 212 270 7122 • Facsimile: 212 270 4240
anthony.horan@chase.com

EXPRESS MAIL
[UNI]TED STATES POSTAL SERVICE™

POST OFFICE TO ADDRESSEE

EJ339603950US

Customer Copy

OCT 12 2001

SEE REVERSE SIDE FOR SERVICE GUARANTEE AND INSURANCE COVERAGE LIMITS

(POSTAL USE ONLY)

	Day of Delivery	Flat Rate Envelope
Day / Year	Next / Second	Postage $
PM	12 Noon / 3 PM	Return Receipt Fee
	Military: 2nd Day / 3rd Day	
ozs.	Int'l Alpha Country Code	COD Fee / Insurance Fee
Holiday	Acceptance Clerk Initials	Total Postage & Fees $

[CUSTO]MER USE ONLY

PAYMENT:
[C]orporate Acct. No.
[Federal Agenc]y Acct. No. or [Postal Service] Acct. No.

WAIVER OF SIGNATURE (Domestic Only) Additional merchandise insurance is void if waiver of signature is requested. I wish delivery to be made without obtaining signature of addressee or addressee's agent (if delivery employee judges that article can be left in secure location) and I authorize that delivery employee's signature constitutes valid proof of delivery.

NO DELIVERY ☐ Weekend ☐ Holiday — Customer Signature

[FROM:] (PLEASE PRINT) PHONE ( )

[Mr.] Harvey Horan [illegible]
[illegible] Park Avenue
New York, N.Y. 10017

TO: (PLEASE PRINT) PHONE ( )

Mr. John Jennings Crane
P.O. Box 400151
Cambridge, MA.
02140-0002

FOR PICKUP OR TRACKING CALL 1-800-222-1811 www.usps.gov EMS

Label 11-B July 1997

Exhibit C

(MR) John Jennings Crane
Shareholder A.A., A.B.E
PO Box 400151
CAMBRIDGE MA 02140-0002

VIA CERTIF-IED MAIL #7001 1940 0001 5096 9213 Return Rcpt REQUested please

OCT 13 2001
PAGE ONE (01) OF FOUR PAGES PLUS TABLE OF CONTENTS AND TWENTY SIX (26) PAGES OF RE-CORDS

CORPORATION SECRETARY
MR ANTHONY J. HORAN
J.P. MORGAN CHASE & CO
270 PARK AVE FL35
NEW YORK City NY 10017-2070

DEAR MR HORAN

→ NXT Page please

STCKHLDR J.J. CRAPO. NON L.L. B., NON A.M. IN GOVT ATTN PLE-ASE CORP SECY J.P. MORGAN & CHASE & CO MR HORAN IN HIS CAPACITY AS CORP. OFFCER

THE COPY MY RECORDS OF MY STOCK HOLDINGS OF LAST 365 DAY DEMANDED BY YOU IN YOUR LETTER OF october 12th 2001 I ENCLOSE HEREIN. YOUR Letter was By EXPRESS MAIL with RETURN RECEIPT I'VE A TABLE OF CONTENTS APPENDED HERE. IT WAS UNEXPECTED BY ME THE REPORT OF 30 SEPT 2001 ADVEST INC FAILED TO INCLUDE.

ENCLOSED IS A COPY OF MY LETTER OF SEPTEMBER 13TH 2001 TO MY BROKER MR KEVIN CROVO WHICH I CALL TO X

→ please to Next page

YOUR ATTENTION. IT IS NUMBERED by ME 13 TO 26 (Twenty-Six) OF Twenty-Six (26) Pages.

MY SHAREHOLDER PROPOSAL AND ACCOMPANYING SUPPORTING STATEMENT COMPLIES WITH THE MAXIMUM NUMBER OF WORDS THE UNITED STATES OF AMERICA SECURITIES AND EXCHANGE COMMISSION PERMITS

ENCLOSED I CALL TO YOUR ATTENTION COPIES OF THE CERTIFIED MAIL AND DOMESTIC RETURN RECEIPTS OF ARTICLE # 7000 1670 0013 1826 8396 TO MISTER CROVO OF ADVEST INC

SINCERELY

John Jennings Crapo

PRO SE

ENCL:

Twenty-Seven (27) records (EXHIBITS AND TABLE OF CONTENTS)

→ PLEASE TO NEXT PAGE →

STCKHLDR CRAPO TO HON
J.P. MORGAN CHASE &
CO
PAGE FOUR(04) OF FOUR(4) PP.

there will be more time
AND PRICES PRIOR to MY
POSTING THIS to YOU
I'M Very DISAPPOINTED
that Record through Sept
30 2001 The Broker Failed
to INCLUDE IN THE PACK-
AGE TO ME I'M Very
CONFIDENT the copies OF
Records INCLUDED herein
MEETS THE COMMISSION
STANDARDS OKAY.

John Jennings Crapo,

Shareholder CRAPO TO
J.P. MORGAN CHASE
OCT 13 2001
TABLE OF CONTENTS
MY ADVEST STATEMENT
OF ACCOUNT ITEMS
#320-70628 #ONE TO
#TWELVE
OCT 01 2000 THROUGH
AUG 31st 2001
1 DIDGET SEPT 01 2001
TO SEP 30 2001
PAGE 2 AND 3 OF
FOUR ADVEST Failed
to INCLUDE
MY letter to SAID BROKER
DATED SEPT 13th 2001
ITEMS 13 to 26 –
#30# JJCliiC

Advest *Serving Investors Since 1898*

statement of account

ONE OF 26 JJC

JOHN JENNINGS CRAPO

Account No.	Taxpayer No.	FA No.	Statement Period	Page
320-70628	004-34-8050	B01	10/1/00 to 10/31/00	3 of 4

Equities and Options - Continued

Quantity	Description	Market Price	Market Value	Est. Annual Income	Annual Yield
200	CCBT FINL COS INC SYMBOL: CCBT	17.938	3,587.60	128	3.56%
75	KEYSPAN CORP SYMBOL: KSE	35.188	2,639.10	134	5.07%
300	MARITRANS INC SYMBOL: TUG	6.625	1,987.50	120	6.03%
39	J P MORGAN & CO INC SYMBOL: JPM	165.50	6,454.50	156	2.41%
40	PHILIP MORRIS COMPANIES INC SYMBOL: MO	36.625	1,465.00	85	5.80%
250	PHILLIPS VAN HEUSEN CORP SYMBOL: PVH	11.875	2,968.75	38	1.28%
50	VERIZON COMMUNICATIONS SYMBOL: VZ	57.813	2,890.65	77	2.66%
TOTAL EQUITIES AND OPTIONS			**24,929.99**	802.00	3.21%

ACCOUNT ACTIVITY

SETTLED TRANSACTIONS THIS PERIOD:

Purchases and Sales

Date	Transaction	Quantity	Description	Price/Rate	Amount Charged	Amount Credited
10/12/00	BOUGHT	200	ARCHER-DANIELS-MIDLAND CO UNSOLICITED	9.5625	(1,998.55)	
TOTAL PURCHASES					(1,998.55)	
TOTAL SALES						0.00
NET AMOUNT FOR PURCHASES & SALES					(1,998.55)	

Advest
Serving Investors Since 1898

statement of account

TWO OF 26 JJC

JOHN JENNINGS CRAPO

Account No.	Taxpayer No.	FA No.	Statement Period	Page
320-70628	004-34-8050	B01	11/1/00 to 11/30/00	3 of 3

Equities and Options - Continued

Quantity	Description	Market Price	Market Value	Est. Annual Income	Annual Yield
200	CCBT FINL COS INC SYMBOL: CCBT	18.00	3,600.00	128	3.55%
75	KEYSPAN CORP SYMBOL: KSE	38.125	2,859.38	134	4.68%
300	MARITRANS INC SYMBOL: TUG	7.00	2,100.00	120	5.71%
39	J P MORGAN & CO INC SYMBOL: JPM	134.813	5,257.71	156	2.96%
40	PHILIP MORRIS COMPANIES INC SYMBOL: MO	38.188	1,527.52	85	5.56%
250	PHILLIPS VAN HEUSEN CORP SYMBOL: PVH	12.875	3,218.75	38	1.18%
50	VERIZON COMMUNICATIONS SYMBOL: VZ	56.188	2,809.40	77	2.74%
TOTAL EQUITIES AND OPTIONS			24,874.85	802.00	3.25%

ACCOUNT ACTIVITY

SETTLED TRANSACTIONS THIS PERIOD:

Income & Distributions

Date	Transaction	Quantity	Description	Amount Charged	Amount Credited
11/01/00	DIVIDEND	75	KEYSPAN CORP CASH DIV ON 75 SHS REC 10/10/00 PAY 11/01/00		33.38
11/01/00	DIVIDEND	50	VERIZON COMMUNICATIONS CASH DIV ON 50 SHS REC 10/10/00 PAY 11/01/00		19.25
11/16/00	INTEREST		INTEREST ON CREDIT BALANCE AT 4.480% 10/16 THRU 11/15		2.90
TOTAL DIVIDENDS AND INTEREST					55.53

End of Brokerage Statement

THANK YOU FOR DOING BUSINESS WITH ADVEST, INC.

THIS IS THE OFFICIAL STATEMENT OF YOUR ADVEST ACCOUNT. ANY OTHER INFORMATION RELATING TO YOUR PORTFOLIO IS NOT CONSIDERED AN OFFICIAL RECORD. IF YOU HAVE ANY QUESTIONS ABOUT THIS STATEMENT, PLEASE CALL THE INVESTOR SERVICES DEPARTMENT AT 1-888-238-3781
Retain This Statement For Use In Preparing Tax Returns. See Reverse Side Of First Page For Additional Information.

Advest
Serving Investors Since 1898

statement of account

Three OF 26 JJC

JOHN JENNINGS CRAPO

Account No.	Taxpayer No.	FA No.	Statement Period	Page
320-70628	004-34-8050	B01	12/1/00 to 12/31/00	3 of 4

Equities and Options continued

Quantity	Description	Market Price	Market Value	Est. Annual Income	Annual Yield
200	CCBT FINL COS INC SYMBOL: CCBT	18.813	3,762.60	128	3.40%
75	KEYSPAN CORP SYMBOL: KSE	42.375	3,178.13	134	4.21%
300	MARITRANS INC SYMBOL: TUG	8.25	2,475.00	120	4.84%
39	J P MORGAN & CO INC SYMBOL: JPM	165.50	6,454.50	156	2.41%
40	PHILIP MORRIS COMPANIES INC SYMBOL: MO	44.00	1,760.00	85	4.82%
250	PHILLIPS VAN HEUSEN CORP SYMBOL: PVH	13.00	3,250.00	38	1.16%
50	VERIZON COMMUNICATIONS SYMBOL: VZ	50.125	2,506.25	77	3.07%
TOTAL EQUITIES AND OPTIONS			27,157.12	802.00	2.95%

ACCOUNT ACTIVITY

SETTLED TRANSACTIONS THIS PERIOD:

Income Distribution

Date	Transaction	Quantity	Description	Credited
12/04/00	DIVIDEND	200	ARCHER-DANIELS-MIDLAND CO CASH DIV ON 200 SHS REC 11/10/00 PAY 12/04/00	10.00
12/06/00	DIVIDEND	300	MARITRANS INC CASH DIV ON 300 SHS REC 11/22/00 PAY 12/06/00	30.00
12/08/00	DIVIDEND	250	PHILLIPS VAN HEUSEN CORP CASH DIV ON 250 SHS REC 11/17/00 PAY 12/08/00	9.38

U.S. Postal Service
CERTIFIED MAIL RECEIPT
(Domestic Mail Only; No Insurance Coverage Provided)

7000 1670 0013 1826 8396

Postage	$ .57
Certified Fee	2.10
Return Receipt Fee (Endorsement Required)	1.50
Restricted Delivery Fee (Endorsement Required)	
Total Postage & Fees	$ 4.17

FORT POINT STA BOSTON MA 02205 SEP 15 2001 USPS
Postmark Here

Sent To: ADVEST INC.
Street, Apt. No., or PO Box No.: 100 FEDERAL ST FL 29
City, State, ZIP+4: BOSTON MA 02110

PS Form 3800, May 2000 — See Reverse for Instructions

THIS IS THE OFFICIAL STATEMENT OF YOUR ADVEST ACCOUNT. ANY OTHER INFORMATION RELATING TO YOUR PORTFOLIO IS NOT CONSIDERED AN OFFICIAL RECORD. IF YOU HAVE ANY QUESTIONS ABOUT THIS STATEMENT, PLEASE CALL THE INVESTOR SERVICES DEPARTMENT AT 1-888-238-3781
Retain This Statement For Use In Preparing Tax Returns. See Reverse Side Of First Page For Additional Information.

Advest
Serving Investors Since 1898

statement of account

Four OF 26 JJC

JOHN JENNINGS CRAPO

Account No.	Taxpayer No.	FA No.	Statement Period	Page
320-70628	004-34-8050	B01	1/1/01 to 1/31/01	3 of 4

Equities and Options - Continued

Quantity	Description	Market Price	Market Value	Est. Annual Income	Annual Yield
20	BAY STATE BANCORP INC SYMBOL: BYS	28.80	576.00	10	1.73%
200	CCBT FINL COS INC SYMBOL: CCBT	21.625	4,325.00	144	3.32%
144	J P MORGAN CHASE & CO SYMBOL: JPM	54.99	7,918.56	184	2.32%
75	KEYSPAN CORP SYMBOL: KSE	37.80	2,835.00	134	4.72%
300	MARITRANS INC SYMBOL: TUG	8.60	2,580.00	120	4.65%
40	PHILIP MORRIS COMPANIES INC SYMBOL: MO	44.00	1,760.00	85	4.82%
250	PHILLIPS VAN HEUSEN CORP SYMBOL: PVH	12.91	3,227.50	38	1.17%
50	VERIZON COMMUNICATIONS SYMBOL: VZ	54.95	2,747.50	77	2.80%
TOTAL EQUITIES AND OPTIONS			29,731.06	856.00	2.87%

ACCOUNT ACTIVITY

SETTLED TRANSACTIONS THIS PERIOD:

Purchases and Sales

Date	Transaction	Quantity	Description	Price/Rate	Amount Charged	Amount Credited
01/24/01	LIEU		J P MORGAN CHASE & CO			13.63
01/31/01	BOUGHT	20	BAY STATE BANCORP INC UNSOLICITED	28.5625	(625.20)	
TOTAL PURCHASES					(625.20)	
TOTAL SALES						13.63
NET AMOUNT FOR PURCHASES & SALES					(611.57)	

Advest
Serving Investors Since 1898

statement of account

FIVE OF 26 JJC

JOHN JENNINGS CRAPO

Account No.	Taxpayer No.	FA No.	Statement Period	Page
320-70628	004-34-8050	B01	1/1/01 to 1/31/01	4 of 4

Income & Distributions

Date	Transaction	Quantity	Description	Amount Charged	Amount Credited
01/10/01	DIVIDEND	40	PHILIP MORRIS COMPANIES INC CASH DIV ON 40 SHS REC 12/15/00 PAY 01/10/01		21.20
01/16/01	INTEREST		INTEREST ON CREDIT BALANCE AT 4.000% 01/01 THRU 01/15		1.44
01/22/01	DIVIDEND	30	BANGOR HYDRO-ELECTRIC CO CASH DIV ON 30 SHS REC 01/02/01 PAY 01/20/01		6.00
01/31/01	DIVIDEND	200	CCBT FINL COS INC CASH DIV ON 200 SHS REC 01/15/01 PAY 01/31/01		36.00
TOTAL DIVIDENDS AND INTEREST					64.64

Withdrawals and Deposits

Date	Transaction	Quantity	Description	Amount Charged	Amount Credited
01/22/01	JOURNAL	28,010.55	FAIR MARKET VALUE-12/31/2000		0.00
TOTAL WITHDRAWALS AND DEPOSITS					

Other Activity

Date	Transaction	Quantity	Description	Amount Charged	Amount Credited
01/03/01	MERGER	144	J P MORGAN CHASE & CO MERGER		
01/03/01	MERGER	-39	J P MORGAN & CO INC MERGER		
TOTAL OTHER ACTIVITY					

End of Brokerage Statement

THANK YOU FOR DOING BUSINESS WITH ADVEST, INC.

Advest
Serving Investors Since 1898

statement of account

SH OF 26 JJC

JOHN JENNINGS CRAPO

Account No.	Taxpayer No.	FA No.	Statement Period	Page
320-70628	004-34-8050	B01	2/1/01 to 2/28/01	3 of 4

Equities and Options continued

Quantity	Description	Market Price	Market Value	Est. Annual Income	Annual Yield
20	BAY STATE BANCORP INC SYMBOL: BYS	29.05	581.00	10	1.72%
200	CCBT FINL COS INC SYMBOL: CCBT	22.00	4,400.00	144	3.27%
144	J P MORGAN CHASE & CO SYMBOL: JPM	46.66	6,719.04	184	2.73%
75	KEYSPAN CORP SYMBOL: KSE	38.95	2,921.25	134	4.58%
300	MARITRANS INC SYMBOL: TUG	8.76	2,628.00	120	4.56%
40	PHILIP MORRIS COMPANIES INC SYMBOL: MO	48.18	1,927.20	85	4.41%
250	PHILLIPS VAN HEUSEN CORP SYMBOL: PVH	14.90	3,725.00	38	1.02%
50	VERIZON COMMUNICATIONS SYMBOL: VZ	49.50	2,475.00	77	3.11%
TOTAL EQUITIES AND OPTIONS			**29,161.09**	**856.00**	**2.93%**

ACCOUNT ACTIVITY

SETTLED TRANSACTIONS THIS PERIOD:

Income & Distributions

Date	Transaction	Quantity	Description	Amount Charged	Amount Credited
02/01/01	DIVIDEND	75	KEYSPAN CORP CASH DIV ON 75 SHS REC 01/11/01 PAY 02/01/01		33.38
02/01/01	DIVIDEND	50	VERIZON COMMUNICATIONS CASH DIV ON 50 SHS REC 01/10/01 PAY 02/01/01		19.25

Advest
Serving Investors Since 1898

statement of account

SEVEN OF 26 JJC

JOHN JENNINGS CRAPO

Account No.	Taxpayer No.	FA No.	Statement Period	Page
320-70628	004-34-8050	B01	3/1/01 to 3/31/01	3 of 4

Equities and Options - Continued

Quantity	Description	Market Price	Market Value	Est. Annual Income	Annual Yield
20	BAY STATE BANCORP INC SYMBOL: BYS	28.975	579.50	10	1.72%
200	CCBT FINL COS INC SYMBOL: CCBT	21.875	4,375.00	144	3.29%
144	J P MORGAN CHASE & CO SYMBOL: JPM	44.90	6,465.60	196	3.03%
75	KEYSPAN CORP SYMBOL: KSE	38.13	2,859.75	134	4.68%
300	MARITRANS INC SYMBOL: TUG	9.10	2,730.00	120	4.39%
40	PHILIP MORRIS COMPANIES INC SYMBOL: MO	47.45	1,898.00	85	4.47%
250	PHILLIPS VAN HEUSEN CORP SYMBOL: PVH	15.08	3,770.00	38	1.00%
50	VERIZON COMMUNICATIONS SYMBOL: VZ	49.30	2,465.00	77	3.12%
TOTAL EQUITIES AND OPTIONS			**28,559.75**	**868.00**	**3.03%**

ACCOUNT ACTIVITY

SETTLED TRANSACTIONS THIS PERIOD:

Income & Distributions

Date	Transaction	Quantity	Description	Amount Charged	Amount Credited
03/05/01	DIVIDEND	200	ARCHER-DANIELS-MIDLAND CO CASH DIV ON 200 SHS REC 02/02/01 PAY 03/05/01		10.00
03/07/01	DIVIDEND	300	MARITRANS INC CASH DIV ON 300 SHS REC 02/21/01 PAY 03/07/01		30.00

Advest
Serving Investors Since 1898

statement of account

EIGHT OF 26 JJC

JOHN JENNINGS CRAPO

Account No.	Taxpayer No.	FA No.	Statement Period	Page
320-70628	004-34-8050	B01	4/1/01 to 4/30/01	3 of 4

Equities and Options (continued)

Quantity	Description	Market Price	Market Value	Est. Annual Income	Annual Yield
20	BAY STATE BANCORP INC SYMBOL: BYS	30.25	605.00	12	1.98%
200	CCBT FINL COS INC SYMBOL: CCBT	23.10	4,620.00	144	3.11%
144	J P MORGAN CHASE & CO SYMBOL: JPM	47.98	6,909.12	196	2.83%
75	KEYSPAN CORP SYMBOL: KSE	39.70	2,977.50	134	4.50%
300	MARITRANS INC SYMBOL: TUG	8.69	2,607.00	120	4.60%
40	PHILIP MORRIS COMPANIES INC SYMBOL: MO	50.11	2,004.40	85	4.24%
250	PHILLIPS VAN HEUSEN CORP SYMBOL: PVH	15.00	3,750.00	38	1.01%
50	VERIZON COMMUNICATIONS SYMBOL: VZ	55.07	2,753.50	77	2.79%
TOTAL EQUITIES AND OPTIONS			29,394.22	870.00	2.95%

ACCOUNT ACTIVITY

SETTLED TRANSACTIONS THIS PERIOD:

Income & Distributions

Date	Transaction	Quantity	Description	Amount Charged	Amount Credited
04/10/01	DIVIDEND	40	PHILIP MORRIS COMPANIES INC CASH DIV ON 40 SHS REC 03/15/01 PAY 04/10/01		21.20
04/16/01	INTEREST		INTEREST ON CREDIT BALANCE AT 3.100% 03/16 THRU 04/15		1.23
04/20/01	DIVIDEND	30	BANGOR HYDRO-ELECTRIC CO CASH DIV ON 30 SHS REC 03/30/01 PAY 04/20/01		6.00

Advest
Serving Investors Since 1898

statement of account

JJC

NINE OF 26

JOHN JENNINGS CRAPO

Account No	Taxpayer No.	FA No.	Statement Period	Page
320-70628	004-34-8050	B01	5/1/01 to 5/31/01	3 of 4

Quantity	Description	Market Price	Market Value	Est. Annual Income	Annual Yield
20	BAY STATE BANCORP INC SYMBOL: BYS	32.05	641.00	12	1.87%
200	CCBT FINL COS INC SYMBOL: CCBT	28.86	5,772.00	144	2.49%
144	J P MORGAN CHASE & CO SYMBOL: JPM	49.15	7,077.60	196	2.76%
75	KEYSPAN CORP SYMBOL: KSE	39.92	2,994.00	134	4.47%
300	MARITRANS INC SYMBOL: TUG	9.94	2,982.00	120	4.02%
40	PHILIP MORRIS COMPANIES INC SYMBOL: MO	51.41	2,056.40	85	4.13%
250	PHILLIPS VAN HEUSEN CORP SYMBOL: PVH	15.50	3,875.00	38	0.98%
50	VERIZON COMMUNICATIONS SYMBOL: VZ	54.85	2,742.50	77	2.80%
TOTAL EQUITIES AND OPTIONS			31,634.00	870.00	2.75%

ACCOUNT ACTIVITY

SETTLED TRANSACTIONS THIS PERIOD:

Date	Transaction	Quantity	Description	Amount Charged	Amount Credited
05/01/01	DIVIDEND	75	KEYSPAN CORP CASH DIV ON 75 SHS REC 04/17/01 PAY 05/01/01		33.38
05/01/01	DIVIDEND	50	VERIZON COMMUNICATIONS CASH DIV ON 50 SHS REC 04/10/01 PAY 05/01/01		19.25

Advest
Serving Investors Since 1898

statement of account

TEN OF 26 JJC

JOHN JENNINGS CRAPO

Account No.	Taxpayer No.	FA No.	Statement Period	Page
320-70628	004-34-8050	B01	6/1/01 to 6/30/01	3 of 4

Equities and Options Continued

Quantity	Description	Market Price	Market Value	Est. Annual Income	Annual Yield
20	BAY STATE BANCORP INC SYMBOL: BYS	31.65	633.00	12	1.89%
200	CCBT FINL COS INC SYMBOL: CCBT	29.99	5,998.00	144	2.40%
144	J P MORGAN CHASE & CO SYMBOL: JPM	44.60	6,422.40	196	3.05%
75	KEYSPAN CORP SYMBOL: KSE	36.48	2,736.00	134	4.89%
300	MARITRANS INC SYMBOL: TUG	9.14	2,742.00	120	4.37%
40	PHILIP MORRIS COMPANIES INC SYMBOL: MO	50.75	2,030.00	85	4.18%
250	PHILLIPS VAN HEUSEN CORP SYMBOL: PVH	14.40	3,600.00	38	1.05%
50	VERIZON COMMUNICATIONS SYMBOL: VZ	53.50	2,675.00	77	2.87%
TOTAL EQUITIES AND OPTIONS			30,233.80	870.00	2.87%

ACCOUNT ACTIVITY

SETTLED TRANSACTIONS THIS PERIOD:

Income & Distributions

Date	Transaction	Quantity	Description	Amount Charged	Amount Credited
06/04/01	DIVIDEND	200	ARCHER-DANIELS-MIDLAND CO CASH DIV ON 200 SHS REC 05/11/01 PAY 06/04/01		10.00
06/06/01	DIVIDEND	300	MARITRANS INC CASH DIV ON 300 SHS REC 05/23/01 PAY 06/06/01		30.00

Advest
Serving Investors Since 1898

statement of account

ELEVEN OF 26 JJC

JOHN JENNINGS CRAPO

Account No.	Taxpayer No.	FA No.	Statement Period	Page
320-70628	004-34-8050	B01	7/1/01 to 7/31/01	3 of 4

Equities and Options - Continued

Quantity	Description	Market Price	Market Value	Est. Annual Income	Annual Yield
20	BAY STATE BANCORP INC SYMBOL: BYS	34.20	684.00	12	1.75%
200	CCBT FINL COS INC SYMBOL: CCBT	29.14	5,828.00	144	2.47%
144	J P MORGAN CHASE & CO SYMBOL: JPM	43.30	6,235.20	196	3.14%
75	KEYSPAN CORP SYMBOL: KSE	30.64	2,298.00	134	5.83%
300	MARITRANS INC SYMBOL: TUG	9.16	2,748.00	120	4.36%
40	PHILIP MORRIS COMPANIES INC SYMBOL: MO	45.50	1,820.00	85	4.67%
250	PHILLIPS VAN HEUSEN CORP SYMBOL: PVH	13.70	3,425.00	38	1.10%
50	VERIZON COMMUNICATIONS SYMBOL: VZ	54.15	2,707.50	77	2.84%
TOTAL EQUITIES AND OPTIONS			29,216.60	870.00	2.97%

ACCOUNT ACTIVITY

SETTLED TRANSACTIONS THIS PERIOD:

Income & Distributions

Date	Transaction	Quantity	Description	Amount Charged	Amount Credited
07/10/01	DIVIDEND	40	PHILIP MORRIS COMPANIES INC CASH DIV ON 40 SHS REC 06/15/01 PAY 07/10/01		21.20
07/16/01	INTEREST		INTEREST ON CREDIT BALANCE AT 1.800% 06/16 THRU 07/15		1.03
07/20/01	DIVIDEND	30	BANGOR HYDRO-ELECTRIC CO CASH DIV ON 30 SHS REC 06/29/01 PAY 07/20/01		6.00

Advest
Serving Investors Since 1898

statement of account

TWELVE OF 26 JJC

JOHN JENNINGS CRAPO

Account No.	Taxpayer No.	FA No.	Statement Period	Page
320-70628	004-34-8050	B01	8/1/01 to 8/31/01	3 of 4

Equities and Options - Continued

Quantity	Description	Market Price	Market Value	Est. Annual Income	Annual Yield
20	BAY STATE BANCORP INC SYMBOL: BYS	35.20	704.00	12	1.70%
200	CCBT FINL COS INC SYMBOL: CCBT	27.50	5,500.00	144	2.61%
144	J P MORGAN CHASE & CO SYMBOL: JPM	39.40	5,673.60	196	3.45%
75	KEYSPAN CORP SYMBOL: KSE	32.30	2,422.50	134	5.53%
300	MARITRANS INC SYMBOL: TUG	8.92	2,676.00	120	4.48%
40	PHILIP MORRIS COMPANIES INC SYMBOL: MO	47.40	1,896.00	93	4.90%
250	PHILLIPS VAN HEUSEN CORP SYMBOL: PVH	14.77	3,692.50	38	1.02%
50	VERIZON COMMUNICATIONS SYMBOL: VZ	50.00	2,500.00	77	3.08%
TOTAL EQUITIES AND OPTIONS			28,547.70	878.00	3.07%

ACCOUNT ACTIVITY

SETTLED TRANSACTIONS THIS PERIOD:

Income & Distributions

Date	Transaction	Quantity	Description	Amount Charged	Amount Credited
08/01/01	DIVIDEND	75	KEYSPAN CORP CASH DIV ON 75 SHS REC 07/17/01 PAY 08/01/01		33.38
08/01/01	DIVIDEND	50	VERIZON COMMUNICATIONS CASH DIV ON 50 SHS REC 07/10/01 PAY 08/01/01		19.25

UNITED STATES POSTAL SERVICE



First-Class Mail
Postage & Fees Paid
USPS
Permit No. G-10

• Sender: Please print your name, address, and ZIP+4 in this box •

JOHN JENNINGS CRAPO STCKHLDR
PO BOX 400151
CAMBRIDGE MA 02140-0002



UNITED STATES POSTAL SERVICE

Sept 18 2001

BOSTON MA 021
PM
17 SEP
2001

First-Class Mail
Postage & Fees Paid
USPS
Permit No. G-10

• Sender: Please print your name, address, and ZIP+4 in this box •

JOHN JENNINGS CRAPO STCKHLDR
PO BOX 400151
CAMBRIDGE MA 02140-0002

02140+0002

UNITED STATES POSTAL SERVICE



First-Class Mail
Postage & Fees Paid
USPS
Permit No. G-10

• Sender: Please print your name, address, and ZIP+4 in this box •

JOHN JENNINGS CRAPO STCKHLDR
PO BOX 400151
CAMBRIDGE MA 02140-0002

SENDER: *COMPLETE THIS SECTION*

- Complete items 1, 2, and 3. Also complete item 4 if Restricted Delivery is desired.
- Print your name and address on the reverse so that we can return the card to you.
- Attach this card to the back of the mailpiece, or on the front if space permits.

1. Article Addressed to:

ADVEST.INC.
100 FEDERAL ST FL 29
BOSTON
MA 02110

COMPLETE THIS SECTION ON DELIVERY

A. Received by *(Please Print Clearly)* B. Date of Delivery

C. Signature
X ☐ Agent ☐ Addressee

D. Is delivery address different from item 1? ☐ Yes
If YES, enter delivery address below: ☐ No

3. Service Type
☒ Certified Mail ☐ Express Mail
☐ Registered ☐ Return Receipt for Merchandise
☐ Insured Mail ☐ C.O.D.

4. Restricted Delivery? *(Extra Fee)* ☐ Yes

2. Article Number *(Copy from service label)*
7000 1670 0013 1826 8396

PS Form 3811, July 1999 Domestic Return Receipt 102595-00-M-0952

JJC

92 10 14

JOHN JENNING[S] CRAPO
PO BOX 400[1]5
CAMBRIDGE MA [0]2140-0002

VIA CERTIF- SE[PT] 13TH
IED MAIL [YEA]R 2001
#7000 1670 [PAG]E ONE (01)
0013 1826 [OF] SEVEN (07)
8996 RETURN [P]AGES
RCPT REQUEST-
ED PLEASE RE: MY
ADVEST, INC IRA ACC-
ATTN PLEASE OUNT
MR KEVIN CR[OVO]
OR SOMEONE O[N D]UTY
FOR MR CROVO [IN] HIS
CAPACITY OF F[INA]NCIAL
ADVISOR IN M[R] CROVO'S
ABSENCE
100 FEDERAL ST [#]29
BOSTON MA 02
→ [PL]EASE

93009259
10" x 13" Envelope
$.49
Made in the U.S.A.

UNITED STATES POSTAL SERVICE

STRONG TAPE

*** U.S. POSTAL SERVICE ***
FORT POINT STATION
BOSTON MA 02205-9762
John J. Crapo, PRO SE
CLERK #02
DATE: 09/11/01 10:42:34 AM

109 PVI	4.40
093 PACK PROD 5 10"x13" envelope	2.45
109 PVI	.45
109 PVI	.75
TOTAL: $	8.05

*** THANK YOU ***

Dear MR HORAN:
AS AN XTRA I call to your attention the ABOVE Receipt
Someone from here spells EXTRA That WAY who covered the World olympics most recently spells IT that WAY. AS 'XTRA'

SENDER: COMPLETE THIS SECTION

- Complete items 1, 2, and 3. Also complete item 4 if Restricted Delivery is desired.
- Print your name and address on the reverse so that we can return the card to you.
- Attach this card to the back of the mailpiece, or on the front if space permits.

1. Article Addressed to:
ADVEST INC.
100 FEDERAL ST FL 29
BOSTON
MA 02110

2. Article Number (Copy from service label)
7000 1670 0013 1826 8396

PS Form 3811, July 1999 Domestic Return Receipt 102595-00-M-0952

COMPLETE THIS SECTION ON DELIVERY

A. Received by (Please Print Clearly) RIVERS B. Date of Delivery 9-17
C. Signature
X [signature] ☐ Agent ☐ Addressee
D. Is delivery address different from item 1? ☐ Yes
If YES, enter delivery address below: ☐ No

3. Service Type
☒ Certified Mail ☐ Express Mail
☐ Registered ☐ Return Receipt for Merchandise
☐ Insured Mail ☐ C.O.D.
4. Restricted Delivery? (Extra Fee) ☐ Yes

93009259
10" x 13" Envelope
$.49
Made in the U.S.A.


UNITED STATES
POSTAL SERVICE.

STRONG TAPE

From: JOHN JENNINGS CRAPO STCKHLDR
PO BOX 400151
CAMBRIDGE MA 02140-0002

CERTIFIED MAIL

7000 1670 0013 1826 8396

7000 1670 0013 1826 8396

U.S. Postal Service
CERTIFIED MAIL RECEIPT
(Domestic Mail Only; No Insurance Coverage Provided)

OFFICIAL USE

Postage	$
Certified Fee	
Return Receipt Fee (Endorsement Required)	
Restricted Delivery Fee (Endorsement Required)	
Total Postage & Fees	$

Postmark Here

Sent To: ADVEST INC.
Street, Apt. No., or PO Box No.: 100 FEDERAL ST FL 29
City, State, ZIP+4: BOSTON MA 02110

PS Form 3800, May 2000 — See Reverse for Instructions

…UESTED

To: ADVEST, INC
100 FEDERAL ST FL29
BOSTON MA 02110

From: JOHN JENNINGS CRAPO STCKHLDR
PO BOX 400151
CAMBRIDGE MA 02140-0002

RETURN RECEIPT REQUESTED
PLEASE

To: ADVEST, INC
100 FEDERAL ST FL29
BOSTON MA 02110

SENDER: COMPLETE THIS SECTION

- Complete items 1, 2, and 3. Also complete item 4 if Restricted Delivery is desired.
- Print your name and address on the reverse so that we can return the card to you.
- Attach this card to the back of the mailpiece, or on the front if space permits.

1. Article Addressed to:
ADVEST, INC.
100 FEDERAL ST FL 29
BOSTON
MA 02110

COMPLETE THIS SECTION ON DELIVERY

A. Received by (Please Print Clearly) | B. Date of Delivery

C. Signature
X ☐ Agent ☐ Addressee

D. Is delivery address different from item 1? ☐ Yes
If YES, enter delivery address below: ☐ No

3. Service Type
☒ Certified Mail ☐ Express Mail
☐ Registered ☐ Return Receipt for Merchandise
☐ Insured Mail ☐ C.O.D.

4. Restricted Delivery? (Extra Fee) ☐ Yes

2. Article Number (Copy from service label)
7000 1670 0013 1826 8396

PS Form 3811, July 1999 Domestic Return Receipt 102595-00-M-0952

Ready Post™
DOCUMENT MAILER

19 OF 26

JJC

From: JOHN JENNINGS CRAPO STCKHLDR
PO BOX 400151
CAMBRIDGE MA 02140-0002

CERTIFIED MAIL

7000 1670 0013 1826 8396

7000 1670 0013 1826 8396

U.S. Postal Service
CERTIFIED MAIL RECEIPT
(Domestic Mail Only; No Insurance Coverage Provided)

OFFICIAL USE

Postage	$
Certified Fee	
Return Receipt Fee (Endorsement Required)	
Restricted Delivery Fee (Endorsement Required)	
Total Postage & Fees	$

Postmark Here

Sent To: ADVEST INC.
Street, Apt. No.; or PO Box No.: 100 FEDERAL ST FL 29
City, State, ZIP+4: BOSTON MA 02110

PS Form 3800, May 2000 — See Reverse for Instructions

...UESTED

To: ADVEST, INC
100 FEDERAL ST FL29
BOSTON MA 02110

SENDER: COMPLETE THIS SECTION

- Complete items 1, 2, and 3. Also complete item 4 if Restricted Delivery is desired.
- Print your name and address on the reverse so that we can return the card to you.
- Attach this card to the back of the mailpiece, or on the front if space permits.

1. Article Addressed to:
ADVEST, INC.
100 FEDERAL ST FL 29
BOSTON
MA 02110

COMPLETE THIS SECTION ON DELIVERY

A. Received by (Please Print Clearly) | B. Date of Delivery

C. Signature
X ☐ Agent ☐ Addressee

D. Is delivery address different from item 1? ☐ Yes
If YES, enter delivery address below: ☐ No

3. Service Type
☒ Certified Mail ☐ Express Mail
☐ Registered ☐ Return Receipt for Merchandise
☐ Insured Mail ☐ C.O.D.

4. Restricted Delivery? (Extra Fee) ☐ Yes

2. Article Number (Copy from service label)
7000 1670 0013 1826 8396

PS Form 3811, July 1999 — Domestic Return Receipt — 102595-00-M-0952

ReadyPost™
DOCUMENT MAILER

(MR) JOHN JENNINGS CRAPO JJC
PO BOX 400151
CAMBRIDGE MA 02140-0002

VIA CERTIF-IED MAIL #7000 1670 0013 1826 8396 RETURN RCPT REQUEST-ED PLEASE

SEPT 13TH YEAR 2001
PAGE ONE (01) OF SEVEN (07) PAGES

RE: MY IRA ACC-OUNT

ADVEST. INC
ATTN PLEASE
MR KEVIN CROVO
OR SOMEONE ON DUTY FOR MR CROVO IN HIS CAPACITY OF FINANCIAL ADVISOR IN MR CROVO'S ABSENCE
100 FEDERAL ST FL 29
BOSTON MA 02110

Please → NEXT PAGE PLEASE

SEPT 13th 2001

DEAR GENTLEMEN AND LADIES

MY SS# IS JJC
004-34-8050
MY IRA # 320-70628

PLEASE PURCHASE FOR ME TEN(10) Shares OF GENERAL ELECTRIC ("GE") CORPORATION COMMON STOCK AS SOON AS POSSIBLE AT MARKET PRICE BUT FOR NO MORE THAN $45— (FORTY-FIVE) A SHARE

I HAVE PER YOUR RECORDS $850.73 IN MY CASH BALANCE PLEASE CHARGE THAT

→ to Page Three(03)

J.J. CRAPO TO ADVEST. INC
PAGE THREE (03) OF SEVEN (07) Pages
SEPT 13th 2001

BALANCE FOR MY PURCHASE OF GE STOCK AND POST ME PUNCTUALLY the CONFIRMATION RECORD OF the TRANSACTION'S EXECUTION

JJC

I WAS IN THE NEIGHBORHOOD there SEPTEMBER ELEVENTH (11th) 2001 BUT DIDN'T ENTER THE PREMISES

I THOUGHT I MIGHT BE HAVING TROUBLE WITH MY WATCH WHEN I WALKED BY. WHEN I GOT TO SUMMER STRET AT FEDERAL STRET

→ to Page FOUR (04)

I NOTICED MY TIME WAS CORRECT JJC

MY TV IS BROKEN. ONE RADIO STATION HAD INTERNATIONAL TALK ON IT WHICH I DO NOT ~~UNDESTAND~~ UNDERSTAND

YOU WILL PROBABLY REMEMBER - the assassINATION OF A SOCIAL WORKER IN 1963 AT MISSISSIPPI. THAT MONTH I BEGAN MY JOB at A STATE INSTITUTION. I DO NOT HAVE MY RECORD OF THAT READILY AVAILABLE, THAT IS MY RECOLLECTION

Please → PAGE FIVE(05)

CRAPO TO ADVEST. INC
PAGE FIVE (05) OF SEVEN (07) Pages
SEPT 13th 2001

I RECOLLECT A HOME SURVEY I WAS REQUIRED TO DO. I MADE AN APPOINTMENT WENT IN A PROPERLY MARKED CAR. WE HAD A REQUEST FROM THE FAMILY FOR THE CHILD TO RETURN HOME. I GOT TO THE ADDRESS. THE FRONT PORCH DOOR WAS SHUT AND LOCKED BUT SCREEN ON PORCH FRONT DOOR WAS REMOVED.

JJC

I Knocked LOUDLY AND WHEN SOMEONE CAME TO DOOR I SAID WHO I WAS

→ page Six (06) please

CRAPO TO ADVEST. INC JJC
Page Six (06) OF SEVEN (07) Pages
SEPT 13 2001

AND MY REASONS - DOOR WAS OPENED AND I WAS Admitted to PLACE - through FRONT DOOR (DOOR FROM PORCH). I SAID I HAD PONDERED Whether I should have reached through REMOVED SCREEN AND WALKED OVER PORCH FLOOR to knock ON FRONT DOOR

PERSON SAID "IF YOU HAD I WOULD HAVE SHOT YOU...."

I LOOK FORWARD FOR THE CONFIRMATION OF THE TRANSACTION to BUY TEN (10) OF GE STOCK Please.

Please → to Page Seven (07)

CRAPO TO ADVEST, INC
PAGE SEVEN (07) OF SEVEN (07) PP.
SEPT 13 2001

I AM AN UNEMPLOYED LCNSD CERT SCL WRKR. NEARLY THIRTEEN (13) YEARS NOW

SINCERELY JJC

John Jennings Crapo

AFTERTHOUGHT

WE ARE NOT FRIENDS WE HAVE HAD MANY CHANCES TO BECOME FRIENDS. I HAVE NO FRIENDS. I DO TRY TO MAKE FRIENDS. MY FAILURES TO MAKE FRIENDS DISAPPOINTS ME.

JJC / jjC 7:07PM - 9:10 PM.

TO J.P. MORGAN CHASE & Co
9:15 PM attn Corp-Secy
FROM John J. Crapo PRO SE
Secretary Mr ANTHONY J. HORAN, ESQUIRE
Dear Mr HORAN ATTACHMENT to MY reply back to YOUR OFC
Since time is of essence
additional copies of my records
I enclose Seven (07) via certified mail, return rcpt requested please

MY XTRA TO YOU

Frontpiece of Express mail article to me - delivered oct 13 2001
two (02) copies # one & # two

PS Form 3849 Oct 13 2001
completed your Express mail article # three (03) and # Five (05)

PS Form 3849 Oc 13 2001
your Exp mail art. to me
Front side Blank.
MY Comments # Four

Reverse Side Express Mail article
Six, # Seven

Sincerely Stockholder (MR)

J. Crapo
John Jennings CRAPO 9:25PM
JJC/jjc
14 Oct 2001
JJC/jjc
ENCL: Seven (07)

EXTREMELY URGENT FOR PICKUP OR TRACKING CALL 1-800-222-1811

Please Rush To Addressee

RECIPIENT
The sender has requested notification upon delivery.
Immediately upon receipt, please telephone:
Name:
Tel. No.:

AFFIX POSTAGE OR CORPORATE ACCOUNT

U.S. POSTAGE PAID
NEW YORK, NY
10017
OCT 12 01
AMOUNT
$12.45
00061383-36

9252

EXPRESS MAIL

UNITED STATES POSTAL SERVICE

EXPRESS MAIL

POST OFFICE TO ADDRESSEE

Addressee Copy

DELIVERY (POSTAL USE ONLY)

John Jennings Crapo
John Jennings Crapo, Pro Se

CUSTOMER USE ONLY
TO FILE A CLAIM FOR DAMAGE OR LOSS OF CONTENTS, YOU MUST PRESENT THE ARTICLE, CONTAINER, AND PACKAGING TO THE USPS FOR INSPECTION.

FROM:
Mr. Anthony Horan
J.P. Morgan Chase & Co.
270 Park Avenue
New York, N.Y. 10017

TO:
Mr. John Jennings Crapo
P.O. Box 400151
Cambridge, MA
02140-0002

FOR PICKUP OR TRACKING CALL 1-800-222-1811 www.usps.gov

Label 11-B July 1997

©USPS 1994

recycled paper

One of Seven (07)
I'm hurrying home / make
No Mistakes I recognize
the importance of this. John Jennings Crapo

JJC

#two (2) of Seven (07)
From John Jennings CRAPO

EXTREMELY URGENT FOR PICKUP OR TRACKING CALL 1-800-222-1811

Pull to Open

Please Rush To Addressee

RECIPIENT
The sender has requested notification upon delivery.
Immediately upon receipt, please telephone:
Name: ______
Tel. No.: ( )

AFFIX POSTAGE OR

UNITED STATES POSTAL SERVICE
U.S. POSTAGE PAID
NEW YORK, NY 10017
OCT 12, 01
AMOUNT
9252
$12.45
00081383-36

EXPRESS MAIL

UNITED STATES POSTAL SERVICE

EXPRESS MAIL UNITED STATES POSTAL SERVICE

POST OFFICE TO ADDRESSEE

ORIGIN (POSTAL USE ONLY)

PO ZIP Code	Day of Delivery: ☐ Next ☐ Second	Flat Rate Envelope ☐
Date In: Mo. Day Year	☐ 12 Noon ☐ 3 PM	Postage $
Time In: ☐ AM ☐ PM	Military: ☐ 2nd Day ☐ 3rd Day	Return Receipt Fee
Weight: lbs. ozs.	Int'l Alpha Country Code	COD Fee / Insurance Fee
No Delivery: ☐ Weekend ☐ Holiday	Acceptance Clerk Initials	Total Postage & Fees $

DELIVERY (POSTAL USE ONLY)

Delivery Attempt	Time	Employee Signature
Mo. 10 Day	11 ☐ AM ☐ PM	
Delivery Attempt: Mo. Day	Oct 13 2001 ☐ AM ☒ PM	Employee Signature
Delivery Date: Mo. 10 Day	Time: 1:15 ☐ AM ☐ PM	Employee Signature

Signature of Addressee or Agent: Mr. John Jennings Crapo

Name - Please Print: x John Jennings Crapo, Pro Se

Addressee Copy

CUSTOMER USE ONLY
TO FILE A CLAIM FOR DAMAGE OR LOSS OF CONTENTS, YOU MUST PRESENT THE ARTICLE, CONTAINER, AND PACKAGING TO THE USPS FOR INSPECTION.

FROM: (PLEASE PRINT) PHONE ( )

TO: (PLEASE PRINT) PHONE ( )

FOR PICKUP OR TRACKING CALL 1-800-222-1811 www.usps.gov EMS

Label 11-B July 1997

recycled paper

EP

© USPS 1994

JJC/JJC

Three (03) of Seven (07)

We will redeliver OR you or your agent can pick up your mail at the post office. *(Bring this form and proper ID. If your agent will pick up, sign below in item 2, and enter agent's name here):*

1. a. *Check all that apply in section 3;* b. *Sign in section 2 below;* c. *Leave this notice where the carrier can see it.*

PORTER Sq. 02140
1953 MASS AVE
730-530M-F,730-2SAT.
617-876-6295

2. Sign Here to Authorize Redelivery or to Authorize an Agent to Sign for You

3. [ ] Redeliver *(Enter day of week.)*:

(Allow at least two delivery days for redelivery, or call your post office to arrange delivery.)

[ ] Leave item at my address

(Specify where to leave. Example: "porch", "side door". This option is not available if box is checked on the front requiring your signature at time of delivery.)

☐ Refused ☐ Forward ☐ Return

Delivery Section

Signature X	John Jennings Crapo
Printed Name	John Jennings CRAPO, Pro Se
Delivery Address	Fin Desk USPS PO ~~02140-0~~ 02140-9998

JJC)
USPS
JJC

PS Form **3849**, November 1999 *(Reverse)*

United States Postal Service
Sorry We Missed You! We Deliver for You

Today's Date: 10/13

Sender's Name

Item is at: ___ Post Office *(See back)*

Available for Pick-up After — Date: — Time:

We will redeliver or you or your agent can pick up. See reverse.

☐ **If checked, you or your agent must be present at time of delivery to sign for item**

___ Letter
✓ Large envelope, magazine, catalog, etc.
___ Parcel
___ Restricted Delivery
___ Perishable item
___ Other:

For Delivery: *(Enter total number of items delivered by service type)*
For Notice Left: *(Check applicable item)*

✓ Express Mail *(We will attempt to deliver on the next delivery day unless you instruct the post office to hold it.)*
___ Certified
Recorded Delivery
___ Firm Bill
___ Registered
___ Insured
Return Receipt for Merchandise
Delivery Confirmation
Signature Confirmation

Article Number(s)

EJ 339603950US

Notice Left Section

Customer Name and Address
CRAPO
X151

Article Requiring Payment
☐ Postage Due ☐ COD ☐ Customs

Amount Due $

☐ **Final Notice:** Article will be returned to sender on

Delivered By and Date
OCT 13 2001

PS Form **3849**, November 1999

Delivery Notice/Reminder/Receipt

Fatigue I Have
JJC JJC

#Four(04) OF Seven (07)
Not Sure about rain
which might get this all
wet

We will redeliver OR you or your agent can pick up your mail at the post office. *(Bring this form and proper ID. If your agent will pick up, sign below in item 2, and enter agent's name here):*

1. *a. Check all that apply in section 3;*
b. Sign in section 2 below;
c. Leave this notice where the carrier can see it.

PORTER Sq. 02140
1953 MASS AVE
730-530M-F,730-2SAT.
617-876-6295

2. Sign Here *to Authorize Redelivery or to Authorize an Agent to Sign for You:*

Delivery Section

3. [ ] Redeliver *(Enter day of week.):*

(Allow at least two delivery days for redelivery, or call your post office to arrange delivery.)

[ ] Leave item at my address

(Specify where to leave. Example: "porch", "side door". This option is not available if box is checked on the front requiring your signature at time of delivery.)

☐ Refused ☐ Forward ☐ Return

Signature	X
Printed Name	
Delivery Address	

USPS

PS Form **3849**, November 1999 *(Reverse)*

oct 13 2001
this at White Hen Pantry

Northern Business Machine's
24 Terry Ave
Burlington MA
01803

oct 13 2001
USPS self svce comes out of service 1:30PM.

Sharp SF-7320

John Jennings
JJC/llc
CRAPO PRO SE

#Five (05) OF Seven (07)

We will redeliver OR you or your agent can pick up your mail at the post office. *(Bring this form and proper ID. If your agent will pick up, sign below in item 2, and enter agent's name here):*

1 a. *Check all that apply in section 3;*
b. *Sign in section 2 below,*
c. *Leave this notice where the carrier can see it.*

PORTER Sq. 02140
1953 MASS AVE
730-530M-F,730-2SAT.
617-876-6295

2 Sign Here to Authorize Redelivery or to Authorize an Agent to Sign for You

Delivery Section

Signature X John Jennings Crapo

Printed Name John Jennings CRAPO, Pro Se

Delivery Address Fin Desk USPS PO ~~02140-0~~ 02140-9998

3 ( ) Redeliver *(Enter day of week)*:

(Allow at least two delivery days for redelivery, or call your post office to arrange delivery.)

( ) Leave item at my address

(Specify where to leave. Example: "porch", "side door". This option is not available if box is checked on the front requiring your signature at time of delivery.)

☐ Refused ☐ Forward ☐ Return

JJCJ
USPS
JJC

PS Form **3849**, November 1999 *(Reverse)*

United States Postal Service
Sorry We Missed You! We Re Deliver for You

Today's Date 10/13

Sender's Name

Item is at:
___ Post Office *(See back)*

Available for Pick-up After
Date:
Time:

We will redeliver or you or your agent can pick up. See reverse.

___ Letter
✓ Large envelope, magazine, catalog, etc.
___ Parcel
___ Restricted Delivery
___ Perishable Item
___ Other:

For Delivery: *(Enter total number of items delivered by service type)*
For Notice Left: *(Check applicable item)*

✓ Express Mail *(We will attempt to deliver on the next delivery day unless you instruct the post office to hold it.)*
___ Certified
Recorded Delivery
___ Firm Bill
___ Registered
___ Insured
___ Return Receipt for Merchandise
Delivery Confirmation
___ Signature Confirmation

☐ **If checked, you or your agent must be present at time of delivery to sign for item**

Article Number(s)
EJ 339603950US

Notice Left Section
Customer Name and Address
CRAPO
X151

Article Requiring Payment
☐ Postage Due ☐ COD ☐ Customs

Amount Due $

☐ **Final Notice:** Article will be returned to sender on

Delivered By and Date
OCT 13 2001

PS Form **3849**, November 1999

Delivery Notice/Reminder/Receipt


JJJCjjC

#Six(06) of Seven(07)
From John Jennings
CRAPO

EXTREMELY URGENT

EXPRESS MAIL

UNITED STATES POSTAL SERVICE

JJCIIJC

#Seven (07) of Seven (07)
J.J. Crapo


EXTREMELY URGENT
EXPRESS
MAIL
UNITED STATES POSTAL SERVICE

TJC/jjc

Exhibit D


JPMorganChase

Anthony J. Horan
Corporate Secretary
Office of the Secretary

November 2, 2001

Mr. John Jennings Crapo
P. O. Box 400151
Cambridge, MA 02140-0002

Dear Mr. Crapo:

This acknowledges receipt of your letter dated October 13, 2001, which was received in my office on October 22, 2001. It is our opinion that the deficiencies cited in my letter to you dated October 12, 2001 have not been cured. We intend to exclude your proposal from our 2002 Proxy statement and will be seeking a No-action letter from the SEC in support of the exclusion. The basis for this exclusion is as follows:

1. You did not provide proof of ownership in the stock of J.P. Morgan Chase & Co. Your Advest account statements show that until the December 31, 2000 merger of J.P. Morgan & Co. Incorporated with and into The Chase Manhattan Corporation, which changed its name to J.P. Morgan Chase & Co., you were the owner of shares of J.P. Morgan & Co. Incorporated. For the purposes of the federal securities laws, when the stock of the corporation which is merged into another is exchanged for stock of the surviving corporation, a sale of the stock of the corporation which does not survive the merger is considered to have occurred. Since you were not a holder of J.P. Morgan Chase & Co. common stock until the merger on December 31, 2000, you will not satisfy the one-year holding period currently required for submission of a stockholder proposal until December 31, 2001.

2. Your proposal and accompanying supporting statement, with appended letter, continues to exceed the 500 word limit.

Sincerely yours,

AJH:dc

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 13, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: J.P. Morgan Chase & Co.
Incoming letter dated January 2, 2002

The proposal relates to publishing a letter in J.P. Morgan Chase's proxy statement.

There appears to be some basis for your view that J.P. Morgan Chase may exclude the proposal under rule 14a-8(b), because at the time the proponent submitted the proposal he did not own for one year 1% or $2,000 in market value of securities entitled to be voted at the meeting, as required by rule 14a-8(b). We note in particular that the proponent acquired shares of J.P. Morgan Chase's voting securities in connection with a plan of merger involving J.P. Morgan Chase. In light of the fact that the transaction in which the proponent acquired these shares appears to constitute a separate sale and purchase of securities for purposes of the federal securities laws, it is our view that the proponent's holding period for J.P. Morgan Chase shares did not commence earlier than December 31, 2000, the effective time of the merger. Accordingly, we will not recommend enforcement action to the Commission if J.P. Morgan Chase omits the proposal from its proxy materials in reliance on rule 14a-8(b). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which J.P. Morgan Chase relies.

Sincerely,

Grace K. Lee
Attorney-Advisor